SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Autonomous City of Buenos Aires, November 7, 2024

To the

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

COMISIÓN NACIONAL DE VALORES

MERCADO ABIERTO ELECTRÓNICO S.A.

Ref: Financial Statements as of 09/30/2024

Dear Sirs:

In order to comply with the requirements of Article No. 63, of the ByMA Listing Regulations, we inform you that the Board of Directors of YPF S.A. (the “Company”) at its meeting held on November 7, 2024, approved the condensed interim financial statements for the nine-month period ended September 30, 2024. Relevant information of the condensed consolidated interim financial statements of YPF S.A. follows:

1) Net profit for the period (in millions of pesos)

Attributable to shareholders of the parent company	2,387,951
Attributable to non-controlling interest	37,219

Total net profit for the period	2,425,170

2) Other comprehensive income for the period (in millions of pesos)

Attributable to shareholders of the parent company	1,946,892
Attributable to non-controlling interest	83,482

Total other comprehensive income for the period	2,030,374

3) Comprehensive income for the period (in millions of pesos)

Attributable to shareholders of the parent company	4,334,843
Attributable to non-controlling interest	120,701

Total comprehensive income for the period	4,455,544

4) Detail of Shareholders’ equity as of 09/30/2024 (in millions of pesos)

Shareholders’ contributions:
Capital	3,922
Adjustment to capital	6,083
Treasury shares	11
Adjustment to treasury shares	18
Share-based benefit plans	1,508

Acquisition cost of treasury shares	(9,304)
Share trading premiums	2,042
Issuance premiums	640

Total shareholders’ contributions	4,920

Legal reserve	762,272
Reserve for future dividends	0
Reserve for investments	4,104,684
Reserve for purchase of treasury shares	34,518
Other comprehensive income	4,025,488
Unappropriated retained earnings and losses	2,623,874

Equity attributable to shareholders of the parent company	11,555,756

Non-controlling interest	203,016

Total shareholders’ equity	11,758,772

5. Shares owned by the parent group

As of September 30, 2024, the number of shares belonging to the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

6. Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

7. Controlling shareholder of the company:

Federal Government - Ministry of Economy - Secretary of Energy, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires

Yours faithfully,

Margarita Chun Market Relations Officer YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 7, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer

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